TERYL RESOURCES CORP.

240-11780 Hammersmith Way

Richmond, B.C.    V7A 5E9

NOTICE  OF ANNUAL  GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of

Teryl Resources Corp. (the “Company”) will be held at The River Club, 11111 Horseshoe Way, Richmond British Columbia,

on Monday, the 4h day of January, 2010 at the hour of 9:30 a.m. (Vancouver time), for the following purposes:

1.

To receive the report of the directors;

2.

To receive the audited financial statements of the Company for the year ending May 31, 2009 (with comparative statements  relating  to  the  preceding  fiscal  period)  together  with  the  related  Management  Discussion  and

Analysis and report of the auditors thereon;

3.

To determine the number of directors  at five (5);

4.

To elect directors;

5.

To appoint auditors and to authorize the directors to fix their remuneration;

6.

To ratify, confirm and approve the Stock Option Plan that provides for up to 10% of the Company’s issued and outstanding  shares  to  be  available  as  stock  options  to  directors,  officers,  employees,  consultants  and  others providing services to the Company, as more particularly described in the Company’s Information Circular; and

7.

To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention:  Proxy Department

by 10:00 a.m. Vancouver time, on December 31, 2009 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or deliver it to the Chairman of the Meeting prior to the commencement of the Meeting or adjournment

thereof.   Please advise the Company of any change in your mailing address.

If  you  are  a  non-registered  shareholder  of  the  Company  and  received  this  Notice  of  Meeting  and  accompanying  materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan,

retirement income fund, education savings plan, tax free saving plan or other similar self-administered savings or investment plan  registered  under  the  Income Tax Act  (Canada),  or  a nominee of  any  of  the foregoing  that  holds  your  security  on  your behalf, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

DATED  at Vancouver, British Columbia on November 24, 2009.

By Order of the Board of Directors

“John Robertson”

John Robertson, President